# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001833678
Persons authorized to receive notices and communications: G. Raymond Zage, III, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Tiga Investments Eighty-Eight Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (46.4% of the class)
  Comment: The percentage used herein is calculated based on 185,147,713 shares of the Common Stock of the Issuer reported on the Issuer's Annual Report on Form 10-K filed on March 2, 2026.
- Tiga Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (46.4% of the class)
  Comment: The percentage used herein is calculated based on 185,147,713 shares of the Common Stock of the Issuer reported on the Issuer's Annual Report on Form 10-K filed on March 2, 2026.
- Big Timber Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 1,385,507; shared voting power 0; sole dispositive power 1,385,507; shared dispositive power 0; aggregate amount beneficially owned 1,385,507 (0.7% of the class)
  Comment: The percentage used herein is calculated based on 185,147,713 shares of the Common Stock of the Issuer reported on the Issuer's Annual Report on Form 10-K filed on March 2, 2026.
- Zage George Raymond III (CIK 0001833678): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 95,425,123; shared voting power 0; sole dispositive power 95,425,123; shared dispositive power 0; aggregate amount beneficially owned 95,425,123 (51.5% of the class)
  Comment: The percentage used herein is calculated based on 185,147,713 shares of the Common Stock of the Issuer reported on the Issuer's Annual Report on Form 10-K filed on March 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Comment: This Amendment No. 9 (this "Amendment") to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. This Amendment is being filed to disclose a voting arrangement entered into on or about May 15, 2025 by Mr. Zage and to update Mr. Zage's shareholding as of the date of this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Tiga 88, Tiga Investments, Big Timber and Mr. Zage beneficially own an aggregate of 85,926,333, 85,926,333, 1,385,507, and 95,425,123 shares of the Issuer's Common Stock, respectively, which represents approximately 46.4%, 46.4%, 0.7% and 51.5% of the Issuer's issued and outstanding Common Stock, respectively, consisting of 185,147,713 shares of the Common Stock of the Issuer reported on the Issuer's Annual Report on Form 10-K filed on March 2, 2026.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: Reporting Person Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga 88, and the Manager and sole member of Big Timber, has sole power to vote or direct the vote of 95,425,123 shares and sole power to dispose or direct the disposition of 95,425,123 shares of the Issuer's Common Stock, subject to the information incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of this Schedule 13D is hereby amended and restated as follows:

Reporting Person Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga 88, and the Manager and sole member of Big Timber, has sole power to vote or direct the vote of 95,425,123 shares and sole power to dispose or direct the disposition of 95,425,123 shares of the Issuer's Common Stock, subject to the information incorporated by reference into this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The second and third paragraphs of Item 6 of this Schedule 13D under "Financing Arrangement" are hereby amended and restated by deleting the text thereof in their entirety and replacing them with the following:

Tiga 88 has pledged 85,926,333 shares of Common Stock of the Issuer pursuant to the Loan. Under the Loan, Tiga 88 retains voting and dispositive power with respect to the pledged shares except to the extent an event of default has occurred and is continuing.

In addition to the shares pledged in connection with the Loan, the remainder of the shares of Common Stock currently held by the Reporting Persons are, and all future shares of Common Stock acquired by them will be, held in margin accounts or pursuant to other similar arrangements and are included as collateral among a diversified pool of assets in connection with market-standard margin loan arrangements that may be drawn upon by the Reporting Persons from time to time.

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

Affidavit

In connection with certain litigation styled Fellows v. G. Raymond Zage, III, et al., C.A. No. 2025-0477-PAF (Del. Ch.), on May 15, 2025, Mr. Zage submitted an affidavit to the court confirming that he will refrain from voting shares of Common Stock in excess of the voting percentage he held prior to the commencement of the Issuer's stock repurchase plan approved in March 2025, which voting power is equivalent to approximately 44.9% of the voting power of the Issuer's outstanding Common Stock, without providing the court and plaintiff to such litigation with 30 days' written notice. A copy of the affidavit is filed herewith as Exhibit 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibit is incorporated by reference into this Schedule 13D.

Exhibit 1 Affidavit dated May 15, 2025

## Signatures
- Tiga Investments Eighty-Eight Pte Ltd: /s/ G. Raymond Zage, III, Director (04/30/2026)
- Tiga Investments Pte. Ltd.: /s/ G. Raymond Zage, III, Director (04/30/2026)
- Big Timber Holdings, LLC: /s/ G. Raymond Zage, III, Member (04/30/2026)
- Zage George Raymond III: /s/ G. Raymond Zage, III, Zage George Raymond III (04/30/2026)